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                        GENEREX BIOTECHNOLOGY CORPORATION


March 10, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Generex Biotechnology Corporation
    Request for Withdrawal of Registration Statement
    On Form S-3 filed on December 20, 2004 (File No. 333-121456)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Generex Biotechnology Corporation (the "Company") requests the withdrawal of the above-referenced Registration Statement originally filed with the Securities and Exchange Commission on December 20, 2004. The Registration Statement was filed for resales of privately issued shares by Selling Shareholders. Staff has provided us comments on the Registration Statement and it has become clear the Company will not be able to meet the conditions for the issuance of these shares.

The Registration Statement has not been declared effective and no securities were sold in connection with the offering contemplated by the Registration Statement.

To clarify, a request for withdrawal was filed on March 7, 2005 with respect to Amendment No. 1 to the Registration Statement on Form S-3 filed on January 21, 2005 with File No. 333-121456. This Amendment No. 1 to the Registration Statement was inadvertently submitted under the wrong SEC file number. The amendment should have been filed as a pre-effective amendment to Registration Statement on Form S-3, File No. 333-121309. The Company has filed a Post-Effective Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-121309).

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Gary A. Miller of Eckert Seamans Cherin & Mellott, our outside counsel, at 215-851-8472.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION


By:               Mark A. Fletcher
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     Mark A. Fletcher
     Executive Vice-President and General Counsel
     Generex Biotechnology Corporation